Exhibit 21

SUBSIDIARIES

1.          Downey Affiliated Insurance Agency, (a California corporation)

2.          Downey Savings and Loan Association, F.A., (a federal savings association)

3.          DSL Service Company, (a California corporation, a wholly owned subsidiary of Downey Savings and Loan Association, F.A.)

4.          Butterfield Services, Inc. (a California corporation, a wholly owned subsidiary of Downey Savings and Loan Association, F.A.)
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